UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FLEXSTEEL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	0-5151	42-0442319
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

385 Bell St. Dubuque, IA		52001-7004
(Address of principal executive offices)		(Zip Code)

Derek P. Schmidt (563) 556-7730

(Name and telephone, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Flexsteel Industries, Inc. (the “Company”), evaluated its current products and determined that certain products it manufactures or contracts to manufacture contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Accordingly, the Company files herewith as Exhibit 1.01 its Conflict Minerals Report for the calendar year ended December 31, 2021. The Report is also available at www.flexsteel.com under the “Financials” section “SEC Filings” tab.

Item 1.02	Exhibit

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the duly authorized undersigned.

FLEXSTEEL INDUSTRIES, INC.
(Registrant)

/s/ Derek P. Schmidt	May 16, 2022
By: Derek P. Schmidt, Chief Financial Officer and Chief Operating Officer	Date